Solarfun Provides Updated 3Q 2009 Business Outlook

SHANGHAI, Sept. 17 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (Nasdaq:  SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today provided an update on its outlook for the third quarter of 2009.

For the third quarter of 2009, Solarfun estimates:
•	Total module shipments will exceed 100 MW
•	Total revenues will be between RMB918 million and RMB984 million
•	Gross margin will be approximately 17%

Peter Xie, President of Solarfun, commented, “The third quarter of 2009 is progressing well.  Our order patterns are strong as we are seeing an improvement in end market demand.  Our efforts to realign supply costs to reflect current market pricing combined with our increase in production capacity at our in-house ingot and wafer manufacturing facilities should allow us to achieve healthy margins in the third quarter.  We continue to face a highly competitive pricing environment, but we remain fully confident in our ability to win business as market demand recovers.”

The selected estimated results mentioned above for the third quarter of 2009 are preliminary and are subject to the completion of the Company’s normal quarter-end review process.  The Company’s actual results may differ from these estimates.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include third quarter 2009 estimates for revenues, PV module shipments and gross margin. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun cautions investors that actual results may differ materially from the anticipated results. Solarfun disclaims any obligation to update or correct any forward-looking statements.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.

SOLF-G

http://www.solarfun-power.com.

For further information, please contact:

    Solarfun Power Holdings Co., Ltd.

    Paul Combs
    V.P. Strategic Planning
    26F BM Tower
    218 Wusong Road
    Shanghai, 200080
    P. R. China
    Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
    E-mail: IR@solarfun-power.com

    Christensen

    Kathy Li
    Tel:  480 614 3036
    E-mail:  kli@ChristensenIR.com

    Roger Hu
    Tel:  852 2117 0861
    E-mail:  rhu@ChristensenIR.com

CONTACT:  Paul Combs, V.P. Strategic Planning of Solarfun Power Holdings Co., Ltd., 86-21-26022833, Mobile, 86 138 1612 2768, IR@solarfun-power.com; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen, for Solarfun Power Holdings Co., Ltd.